Exhibit 99.4

GLASS HOUSE

# Glass House Brands Inc.

## Form of Proxy – Annual and Special Meeting to be held at 11:00 a.m. (Pacific Time) on June 20, 2025 at 645 Laguna Road, Camarillo, California, 93012

Trader's Bank Building
702, 67 Yonge Street
Toronto ON M5E 1J8

**Appointment of Proxyholder**
I/We being the undersigned holder(s) of Glass House Brands Inc. (the **"Company"**) hereby appoint Kyle Kazan or failing this person, Mark Vendetti or Graham Farrar (collectively, the **"Management Nominees"**)

**OR**

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:**

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Company to be held at 645 Laguna Road, Camarillo, California, 93012 at 11:00 a.m. (Pacific Time) on June 20, 2025 or at any adjournment thereof.

| 1. **Election of Directors.** | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| a. **Kyle Kazan** | ☐ | ☐ | b. **Graham Farrar** | ☐ | ☐ | c. **Hector De La Torre** | ☐ | ☐ |
| d. **Humble Lukanga** | ☐ | ☐ | e. **Jocelyn Rosenwald** | ☐ | ☐ | f. **George Raveling** | ☐ | ☐ |
| g. **Yelena Katchko** | ☐ | ☐ | h. **John Nichols Jr.** | ☐ | ☐ | | | |

****Note: This resolution may be voted on by all shareholders of the Company other than holders of limited voting shares of the Company.**

| | | |
|---|---|---|
| 2. **Appointment of Auditors.** Re-appointment of Macias Gini & O'Connell LLP as auditor of the Company for the ensuing year and authorization of the directors of the Company to fix their remuneration. | For ☐ | Withhold ☐ |
| 3. **Approval of Performance Awards to the NEOs and a One-Time Fixed Increase to the Share Reserve Under the Equity Incentive Plan.** For all shareholders other than Recipients (as defined in the management information circular of the Company (the **"Information Circular"**), to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is reproduced as Schedule "B" of the Information Circular, approving, ratifying and confirming a one-time, fixed increase to the rolling 10% share reserve under the Equity Incentive Plan (as defined in the Information Circular) and the granting of the Performance Awards (as defined in the Information Circular). | For ☐ | Against ☐ |
| 4. **Ownership Declaration.** I am a U.S. Person as such term is defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933 (as may be amended or replaced from time to time). | Yes ☐ | No ☐ |

**Authorized Signature(s) – This section must be completed for your instructions to be executed.**

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

**Signature(s):**

**Date**

**MM / DD / YY**

**Interim Financial Statements –** Check the box to the right if you would like to **RECEIVE** interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

**Annual Financial Statements –** Check the box to the right if you would like to **RECEIVE** the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: This form of proxy is solicited by and on behalf of Management. Proxies must be received by 11:00 a.m., (Pacific Time), on June 18, 2025. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.